UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-07283

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
REGAL POWER TRANSMISSION SOLUTIONS 401(k) PLAN
200 State Street
Beloit, Wisconsin 53511

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
REGAL BELOIT CORPORATION
200 State Street
Beloit, Wisconsin 53511

REGAL POWER TRANSMISSION SOLUTIONS
401(k) PLAN

Financial Statements as of and for the Years
Ended December 31, 2019 and 2018,
Supplemental Schedule as of December 31, 2019
and Report of Independent Registered Public Accounting Firm

REGAL POWER TRANSMISSION SOLUTIONS
401(k) PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits - December 31, 2019 and 2018	2

Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2019	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019	10

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Trustees
Regal Power Transmission Solutions 401(k) Plan
Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Regal Power Transmission Solutions 401(k) Plan, (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental information
The supplemental information in the accompanying schedule of assets held at December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP
We have served as the Plan’s auditor since 2016.
Milwaukee, Wisconsin
June 26, 2020

REGAL POWER TRANSMISSION SOLUTIONS
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS:
Investments, at fair value	$60,258,317	$49,215,918
Receivables:
Participant notes	1,404,571	1,516,466
Accrued interest and dividends	1,529	1,298
Total receivables	1,406,100	1,517,764

Total Assets	61,664,417	50,733,682

LIABILITIES:
Pending trades	—	26,728

Total Liabilities	—	26,728

NET ASSETS AVAILABLE FOR BENEFITS	$61,664,417	$50,706,954

See notes to financial statements

REGAL POWER TRANSMISSION SOLUTIONS
401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2019

2019
CONTRIBUTIONS:
Employer contributions	$930,585
Participant contributions	3,723,425
Participant rollovers	123,062
Total contributions	4,777,072

INVESTMENT GAIN:
Net appreciation in fair value of investments	10,019,457
Interest and dividend income	1,121,412
Total investment gain	11,140,869

DEDUCTIONS:
Benefits paid to participants	4,886,369
Administrative fees	74,109
Total deductions	4,960,478

NET INCREASE	10,957,463

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	50,706,954
End of period	$61,664,417

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2019 AND 2018

1.	DESCRIPTION OF PLAN

The following description of the Regal Power Transmission Solutions 401(k) Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General - The Plan is a defined contribution plan which allows eligible employees to defer compensation as permitted under Section 401(k) of the Internal Revenue Code (the “IRC”). The Plan was created on February 1, 2015 and covers substantially all US based employees of the Power Transmission Solutions Business ("PTS") acquired by Regal Beloit Corporation (the “Company”) on January 30, 2015 from Emerson Electric Company. Additional information on eligibility can be found in the plan document.

Effective December 31, 2019, the Plan merged into the Regal Beloit Retirement Savings Plan; as a result of this merger $61,664,417 of assets were transferred from the Plan on January 2, 2020.

Plan Administration - Wells Fargo Institutional Retirement and Trust (the “Trustee”) is the trustee, custodian, and recordkeeper for the Plan. Overall responsibility for administering the Plan rests with the Retirement Plan Committee.

Contributions - Eligible employees can contribute an amount of up to 100% of eligible compensation as defined by the Plan subject to certain limitations under the IRC on a pre-tax and/or after-tax Roth basis. Union employees may be subject to limitations under their collective bargaining agreements. The Plan also allows “catch-up” contributions for those participants age 50 or over, in addition to the actual deferral amount.

Participating employees of the Company that are not represented by the Valparaiso Union IAM Local 1227 receive an employer match contribution equal to 25% of the first 5% of the employee's deferral. Participating employees that are represented by Valparaiso Union IAM Local 1227 receive an employer match contribution equal to 100% of the first 1% contributed by the employee and a 50% match on the next 5% of the employee's deferral.

The Plan has implemented the Automatic Enrollment feature as allowed pursuant to the Pension Protection Act of 2006. This auto enrollment is applicable to all employees newly eligible to participate in the Plan who are not subject to a separate union agreement. These participants are auto enrolled for a 3% payroll deferral. These contributions are defaulted in the Vanguard Lifestyle fund based on the employee's age absent an investment fund election.

Vesting - Participants at all times have a fully vested interest in individual contribution accounts. Company matching contributions are subject to a five year graded vesting schedule. PTS employees' years of service under Emerson Electric Company contribute to their vesting status under the Plan. All participant accounts become fully vested at the time of death or disability.

Forfeited Accounts - At December 31, 2019 and 2018, forfeited nonvested accounts totaled $8,980 and $6,278, respectively. In the event of a forfeited account, the forfeitures are used to reduce employer contributions in the Plan up to one year following the Plan year in which the forfeitures occur. Forfeitures used during 2019 and 2018 were $16,194 and $2,000, respectively.

Benefit Payments - Participants may withdraw their account balance upon retirement, death, disability, termination of employment, or attainment of age 59-1/2. Participants having any immediate and heavy financial hardship without any other source of funds may request a hardship withdrawal of their 401(k) contributions. Participant's vested and nonforfeitable balances will be distributable to the participant upon termination of employment if the balance is less than $1,000. If the vested balance exceeds $1,000, but it is less than $5,000, the Plan must transfer to an Individual Retirement Account unless the participant elects to receive a distribution. If the vested balance exceeds $5,000, distribution will be made only if the participant consents.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, any Company matching contribution, allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options - All investments are participant-directed and participants are able to change their investment options in 1% increments. A complete listing of investment options is available in the attached supplemental schedule: Schedule of Assets (Held at End of Year).

Participant Notes - The Plan permits a participant to borrow from his or her individual account an amount limited to 50% of the vested account balance, up to $50,000. The minimum loan amount is $1,000. Interest at prevailing market rates (ranging from 4.25% to 7.50% as of December 31, 2019 and 2018) is charged on the loan. Only one loan is allowed at any time, and the maximum term is five years, unless the loan is used for the acquisition of the participant's primary residence, for which the term of the loan may be extended beyond the five year period. No allowance for credit losses has been recorded as of December 31, 2019 and 2018.

2.    SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting periods. Actual results could differ from these estimates.

Risks and Uncertainties - The Plan invests in various investment instruments, including mutual funds, collective trust funds and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of stock and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The collective trust funds are stated at fair value as determined by the issuer of the collective trust funds based on the fair market value of the underlying investments.

The Wells Fargo Stable Return Fund is a stable value collective trust fund. The Wells Fargo Stable Return Fund is primarily invested in traditional and synthetic guaranteed investment contracts. Traditional contracts are typically issued by insurance companies or banks and are essentially nonmarketable deposits with the issuing entity. The issuer is contractually obligated to repay the principal and stated interest. The repayment of a traditional contract is the sole responsibility of the issuing entity. In the case of a synthetic guaranteed investment contract, the fund purchases high-quality debt obligations and enters into contractual arrangements with third parties to provide a guarantee of book (contract) value and specified interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The crediting interest rate was 2.59% and 2.43% at December 31, 2019 and 2018, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments - Benefit payments to participants are recorded when paid. There were no amounts payable to participants who elected to withdraw from the Plan but had not been paid at December 31, 2019 and 2018.

Administrative Expenses - The Plan pays all administrative expenses, which are expensed as incurred.

Plan Termination - The Company may terminate the Plan at any time. Distribution upon termination or complete discontinuance of contributions will be made in a manner selected by the Trustee. Presently, the Company has no intention to terminate the Plan. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.

Subsequent Events - The Company has evaluated subsequent events from December 31, 2019 through the date these financial statements were issued. The Company is not aware of any additional subsequent events, except as noted below, that would require recognition or disclosure in the financial statements.

Effective December 31, 2019, the Plan merged into the Regal Beloit Retirement Savings Plan; as a result of this merger $61,664,417 of assets were transferred from the Plan on January 2, 2020.

3.	FAIR VALUE MEASUREMENTS

In accordance with the Financial Accounting Standards Board's statement on Fair Value Measurements, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets, Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available, and Level 3, which refers to securities valued based on significant unobservable inputs. At December 31, 2019 and 2018, the Plan's portfolio investments were classified as follows based on fair values:

	Plan Assets
	Fair Value Measurement Reporting
	December 31, 2019
	Balance	Level 1	Level 2	Level 3
Mutual funds	$46,818,081	$46,818,081	$—	$—
Regal Beloit Corporation Common Stock	431,132	431,132	—	—
Money market fund	11,513	—	11,513	—
Total	$47,260,726	$47,249,213	$11,513	$—
Investments measured at net asset value	12,997,591
Total investments	$60,258,317

	Plan Assets
	Fair Value Measurement Reporting
	December 31, 2018
	Balance	Level 1	Level 2	Level 3
Mutual funds	$37,840,144	$37,840,144	$—	$—
Regal Beloit Corporation Common Stock	342,895	342,895	—	—
Money market funds	35,536	—	35,536	—
Total	$38,218,575	$38,183,039	$35,536	$—
Investments measured at net asset value	10,997,343
Total investments	$49,215,918

The following table summarizes the fair value measurements of investments held in the Plan that were calculated using a net asset value per share:

Fair Value Estimated Using Net Asset Value per Share
December 31, 2019
Redemption
		Unfunded	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Period
Collective trust funds	$12,997,591	$—	Immediate	None
	$12,997,591	$—

Fair Value Estimated Using Net Asset Value per Share
December 31, 2018
Redemption
		Unfunded	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Period
Collective trust funds	$10,997,343	$—	Immediate	None
	$10,997,343	$—

The collective trust funds are investments in the Wells Fargo Stable Return Fund, Voya Mid Cap Growth Share Class 2 CIT, Boston Partners Large Cap Value Equity Fund, and the Redwood Invst US Small Cap Growth Equity Fund. The Wells Fargo Stable Return Fund seeks to provide a moderate level of stable income without principal volatility. The Voya Mid Cap Growth Share Class 2 CIT seeks to outperform its benchmark over a full market cycle by investing in companies with strong and accelerating business momentum, increasing market acceptance and attractive valuations. The Boston Partners Large Cap Value Equity Fund seeks to outperform its benchmark index over a market cycle by investing in companies that have low valuations, strong fundamentals and positive business momentums. The Redwood Invst US Small Cap Growth Equity Fund seeks long-term capital appreciation which exceeds its benchmark through investments in small market capitalization U.S. stocks.

4.	PARTICIPANT ACCOUNTING

Participant recordkeeping is performed by Wells Fargo Institutional Retirement and Trust (“Wells Fargo”). For all investment programs other than the Regal Beloit Corporation Unitized Stock Fund (the “Fund”), Wells Fargo maintains participant balances on a share method. Participant investments in the Fund are accounted for on a unit value method. The unit value for the Fund is computed based on the share price, dividend information, and the value of the Fund's short term investments. At December 31, 2019 and 2018, the Plan held 33,840 units and 33,168 units, respectively of the Fund. The Fund invests in shares of Regal Beloit Corporation common stock and held 5,036 and 4,895 shares at December 31, 2019 and 2018, respectively. In addition to Regal Beloit Corporation common stock, the Fund also invests in the Wells Fargo Short Term Investment Fund. Dividend income recorded by the fund for the years ended December 31, 2019 and 2018 was $5,772 and $4,287 respectively.

5.	INCOME TAX STATUS

The Plan received a favorable IRS determination letter from the IRS on October 31, 2017. The Company and Plan's management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the United States Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of a collective trust fund and money market fund that are managed by Wells Fargo. Wells Fargo is the trustee of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management and recordkeeping service are included as a reduction of the return earned by each fund. In addition, the Plan invests in securities of the Company. These transactions are not considered prohibited transactions by statutory exemption under ERISA regulations.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Effective December 31, 2019, the Plan merged into the Regal Beloit Retirement Savings Plan; as a result of this merger $61,664,417 of assets were transferred from the Plan on January 2, 2020.

The following table reconciles the Statements of Net Assets Available for Benefits to the Form 5500.

	Year Ended
	2019	2018
Net Assets Per Statements of Net Assets Available for Benefits	$61,664,417	$50,706,954
Transfer Out of Assets to the Regal Beloit Retirement Savings Plan	(61,664,417)	—
Net Assets Per Form 5500	$—	$50,706,954

SUPPLEMENTAL SCHEDULE
FURNISHED PURSUANT TO
DEPARTMENT OF LABOR'S RULES AND REGULATIONS

REGAL POWER TRANSMISSION SOLUTIONS
401(k) PLAN
EIN 39-0875718, PLAN 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2019
Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Fair Value**
Wells Fargo Short Term Investment Fund*	Money Market	$—
Boston Partners Large Cap Value Equity Fund	Collective Trust Fund	—
Voya Mid Cap Growth Share Class 2 CIT	Collective Trust Fund	—
Wells Fargo Stable Return Fund*	Collective Trust Fund	—
Redwood Invst US Small Cap Growth Equity Fund	Collective Trust Fund	—
Regal Beloit Corporation Common Stock*	Common Stock	—
Vanguard Target Retirement 2020 Fund	Mutual Fund	—
Vanguard Institutional Index Fund	Mutual Fund	—
Vanguard Target Retirement 2025 Fund	Mutual Fund	—
Vanguard Target Retirement 2030 Fund	Mutual Fund	—
Vanguard Target Retirement 2040 Fund	Mutual Fund	—
Fidelity Contrafund #22	Mutual Fund	—
Pimco Total Return Fund #35	Mutual Fund	—
Vanguard Target Retirement 2035 Fund	Mutual Fund	—
Vanguard Target Retirement 2050 Fund	Mutual Fund	—
MFS Mid Cap Value Fund	Mutual Fund	—
Vanguard Target Retirement 2045 Fund	Mutual Fund	—
American Funds Europac Growth Fund	Mutual Fund	—
Vanguard Wellington Fund	Mutual Fund	—
Dodge and Cox International Stock Fund	Mutual Fund	—
Goldman Sachs Small Cap Value Fund	Mutual Fund	—
Vanguard Target Retirement 2055 Fund	Mutual Fund	—
Vanguard Inflation-Protected Sec Instl Fund	Mutual Fund	—
Vanguard Target Retirement 2015 Fund	Mutual Fund	—
Vanguard Target Retirement Fund	Mutual Fund	—
Fidelity Low Priced Stock Fund	Mutual Fund	—
Fidelity US Bond Index Fund	Mutual Fund	—
Vanguard Target Retirement 2060 Fund	Mutual Fund	—
Fidelity Extended Market Index Fund	Mutual Fund	—
Vanguard Target Retirement 2065 Fund	Mutual Fund	—
Fidelity Total International Index Fund	Mutual Fund	—
Notes Receivable (Interest rates ranging from 4.25% to 7.50%, maturing through 1/31/2027)*	Notes Receivable	—
TOTAL ASSETS HELD (HELD AT END OF YEAR)		$—

*Represents a party-in-interest
**Cost information not required as all investments are participant directed

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 26, 2020	REGAL POWER TRANSMISSION SOLUTIONS 401(k) PLAN

		By:	REGAL POWER TRANSMISSION SOLUTIONS 401(k) PLAN RETIREMENT PLAN COMMITTEE

		By:	/s/ Robert J. Rehard
Robert J. Rehard Vice President, Chief Financial Officer (Principal Financial Officer)

EXHIBIT INDEX
REGAL POWER TRANSMISSION SOLUTIONS 401(k) PLAN
FORM 11-K
FOR THE YEAR ENDED DECEMBER 31, 2019

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm